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PARTNERS Matthew D. Bersani Sidharth Bhasin Lorna Xin Chen Peter C.M. Chen	Colin Law Kyungwon Lee Paul Strecker Shuang Zhao

VIA EDGAR

November 27, 2013

Re:                        Camelot Information Systems Inc.

Amendment No. 1 to Schedule 13E-3

Filed November 21, 2013

File No. 005-85940

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Panos:

On behalf of Camelot Information Systems Inc., a company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of November 25, 2013 with respect to Amendment No. 1 to the Schedule 13E-3, File No. 005-85940 (“Schedule 13E-3 Amendment No. 1”) filed on November 21, 2013 by the Company and the other filing persons named therein.  For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the responses of the filing persons.  Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (“Schedule 13E-3 Amendment No. 2”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments.  In addition, a marked copy of Schedule 13E-3 Amendment No. 2 and the Revised Proxy Statement indicating changes against Schedule 13E-3 Amendment No. 1 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided to the Staff via email.  Capitalized terms used but not defined herein have the meanings assigned to such terms in Schedule 13E-3 Amendment No. 2 and the Revised Proxy Statement.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  NEW YORK  |  PALO ALTO

PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING IS A GENERAL PARTNERSHIP FORMED PURSUANT TO THE HONG KONG PARTNERSHIP ORDINANCE AND REGISTERED WITH THE LAW SOCIETY OF HONG KONG.

We represent the independent committee of the board of directors of the Company (the “Independent Committee”).  To the extent any response relates to information concerning any of Camelot Employee Scheme Inc., Camelot Employee SubMerger Scheme INC., Mr. Yiming Ma, Ms. Heidi Chou, Mr. Yuhui Wang, Benefit Overseas Limited, Dreams Power Ltd. or Mr. Bo Chen, such response is included in this letter based on information provided to the Independent Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR Schedule 13E-3 Amendment No. 2 in response to the Staff’s comments.

* * *

Schedule 13E-3

Item 16. Exhibits | Exhibit 99.(A)(1)

Special Factors

Background of the Merger, page 27

1.                                      We note the disclosure revised on page 34 in response to prior comment 14. Please advise us, with a view toward revised disclosure, what facts or circumstances led the Buyer Group to select the particular members of the Company’s management and employees that were ultimately invited to participate in the offering.

In response to the Staff’s comment, the disclosure has been revised.  Please refer to the updated disclosure on page 34 of the Revised Proxy Statement.

Position of the Buyer Group, Parent and Merger Sub as to the Fairness of the Merger, page 43

2.                                      We refer to prior comment 18 and we reissue the comment. It appears that the information required by Item 8 of Schedule 13E-3 and corresponding Item 1014 of Regulation M-A has not been provided by Benefit Overseas Limited, Dreams Power Ltd., or Mr. Bo Chen. Please revise or advise.

In response to the Staff’s comment, the disclosure has been revised.  Please refer to the updated disclosure on pages 8 and 43 of the Revised Proxy Statement.

* * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852 2978 8038.

Very truly yours,

By:	/s/ Paul Strecker
Name:	Paul Strecker